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June 26, 2014

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United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mr. Justin Dobbie Legal Branch Chief

RE:      Oral comments received on June 25, 2014

Embraer S.A.

            Amendment No.1 on Form F-3 to Form F-4

            Filed June 24, 2014

            File No. 333-195376

Dear Mr. Dobbie,

            By telephone call on June 25, 2014, the Staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") provided oral comments to the captioned Amendment No.1 on Form F-3 to Form F-4 filed with the Commission on June 24, 2014, and amending the Registration Statement on Form F-4 (the "Form F-4 Registration Statement") filed with the Commission on April 18, 2014 by Embraer Overseas Limited ("Embraer Overseas") and Embraer S.A. ("Embraer" or the "Company").

On behalf of Embraer Overseas and our client, Embraer, we are responding to the oral comments made by the Staff. Statements on factual matters are based on information furnished to us by the Company. For your convenience, we have reproduced, in bold, the Commission's comments and have provided the respective responses immediately following each comment.

Cover Page

1. Please include the "delaying amendment" legend on the cover page of Amendment No.1 to Form F-3.

RESPONSE:

The cover page of Amendment No.2 on Form F-3 to the Registration Statement on Form F-4 ("Amendment No. 2") will include the "delaying amendment" legend.

Exhibit 5.2

2. Please refer to paragraph 8 of Exhibit 5.2. Please have counsel delete the assumption contained in paragraph 8.

RESPONSE:

The assumption contained in paragraph 8 of Exhibit 5.2 will be deleted and a revised opinion will be filed as Exhibit 5.2 with Amendment No.2.

Exhibit 8.1

3. Please have counsel revise the language in paragraph 6(i) of Exhibit 8.1 to state clearly in the opinion that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel.

RESPONSE:

The language in paragraph 6(i) of Exhibit 8.1 will be revised to state, in relevant part, that the "…statements made in the Registration Statement under the heading "Taxation – Brazilian Taxation" are our opinion..." A revised opinion will be filed as Exhibit 8.1 with Amendment No.2.

                                    ***

            We appreciate in advance your time and attention to our response. If you have any questions regarding the foregoing, please contact the undersigned (richard.aldrich@skadden.com) at +55-11-3708-1830 (fax: 55-11-3706-2830) or Filipe Areno (filipe.areno@skadden.com) at +55-11-3708-1848 (fax: 55-11-3708-1845).

                                                            Very truly yours,

                                                            /s/ Richard S. Aldrich, Jr.

                                                            Richard S. Aldrich, Jr., Partner

                                                            Skadden, Arps, Slate, Meagher & Flom LLP

c.c.       - Donald E. Field – U.S. Securities and Exchange Commission

- Frederico Pinheiro Fleury Curado - Embraer S.A.

- Terena Rodrigues - Embraer S.A.

- Márcia Sato - Embraer S.A.

- Filipe Areno - Skadden, Arps, Slate, Meagher & Flom LLP

- Marcio Sepejante Peppe- KPMG

- Wayne E. Carnall - PWC